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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Credit Agricole Securities (USA) Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Holub — 212-261-7255
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Jean-Francois Deroche and William Holub, affirm that to the best of our knowledge and belief the accompanying financial statements and supporting schedule pertaining to Credit Agricole Securities (USA) Inc, for the year ended December 31, 2012 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer



Signature

Chief Financial Officer

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6089091
Qualified in New York County
My Commission Expires March 17, 2015



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Propretor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital (Basic Method) for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Resrve Requirements for Broker and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Internal auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Securities (USA) Inc.
SEC I.D. No. 8-13753
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Crédit Agricole Securities (USA) Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Crédit Agricole Securities (USA) Inc.

We have audited the accompanying consolidated statement of financial condition of Credit Agricole Securities (USA) Inc. (the Company) as of December 31, 2012, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Credit Agricole Securities (USA) Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Crédit Agricole Securities (USA) Inc.

Consolidated Statement of Financial Condition

December 31, 2012
(Dollars in Thousands)

Assets	
Cash at bank	$ 24,491
Financial instruments owned, at fair value	230,414
Securities purchased under agreements to resell	13,721,706
Securities borrowed	99,457
Receivables from brokers, dealers and clearing organizations	145,948
Receivables from customers	53,309
Receivables from non-customers	1,842
Other assets	55,325
Total assets	$ 14,332,492
Liabilities and stockholder's equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 91,582
Securities sold under agreements to repurchase	13,408,726
Payables to brokers, dealers and clearing organizations	138,572
Payables to customers	23,190
Payables to non-customers	3,419
Other liabilities and accrued expenses	93,156
	13,758,645
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(22,666)
Accumulated other comprehensive loss	(7,291)
Total stockholder's equity	213,847
Total liabilities and stockholder's equity	$ 14,332,492

See notes to consolidated statement of financial condition.

Crédit Agricole Securities (USA) Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2012
(Dollars in Thousands)

1. Organization

Crédit Agricole Securities (USA) Inc. the "Company") is a direct wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is also a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc., American Stock Exchange and the National Futures Association ("NFA").

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

During 2012, Credit Agricole Corporate and Investment Bank, a wholly-owned subsidiary of Credit Agricole S.A., entered into a binding master purchase agreement to sell its worldwide equities business focused on the Asian marketplace. It is anticipated that the deal will close in the middle of 2013, subject to certain regulatory approvals of the buyer in certain countries. Included in the assets being sold are the sales and trading activities in the equity markets that are operated within the Company. To facilitate the requirements within the master purchase agreement the Company created a wholly-owned subsidiary, CLSA Americas LLC. As of December 31, 2012 the Company had capitalized CLSA Americas LLC with \$5 million of capital and had applied for membership to FINRA in which it was granted membership by FINRA in February 2013. As part of the membership process in February 2013, the Company capitalized CLSA Americas LLC with an additional \$70 million of equity capital.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with U.S generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Consolidation

The consolidated statement of financial condition includes the accounts of Crédit Agricole Securities (USA) Inc and its wholly owned subsidiary, CLSA Americas LLC. All significant intercompany accounts and transactions with CLSA Americas LLC have been eliminated in consolidation.

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer securities transactions are recorded on a settlement date basis.

Financial Instruments Owned/ Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company defines fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements* ("ASC 820") which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Securities Lending Activities

Securities borrowed and securities loaned transactions are recorded on a settlement date basis at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional daily collateral being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or securities sold under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable rate. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterpart, or to return excess collateral to counterparties, when appropriate.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

2. Summary of Significant Accounting Policies (continued)

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

3. New Accounting Pronouncements

In December 2011, FASB issued guidance Disclosures about Offsetting Assets and Liabilities, which will require entities to disclose information about offsetting and related arrangements to enable users of consolidated statement of financial condition to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Company's consolidated statement of financial condition.

(Dollars in Thousands)

4. Securities Segregated Under Federal Regulations

At December 31, 2012, the Company had segregated $21,642 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities are securities purchased under agreement to resell which are subject to a 2% haircut for regulatory reserve purposes. In addition, at December 31, 2012, the Company had segregated $11,435 of qualified securities for the benefit of proprietary accounts of introducing brokers ("PAIB"). The qualified securities are securities purchased under agreements to resell which are subject to a 2% haircut for regulatory reserve purposes.

An additional $105,134 of securities that are purchased under agreements to resell are segregated for deposits at clearing organizations.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2012 are as follows:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 104,780
Clearing organizations	17,305
Other	23,863
	$ 145,948
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 117,492
Clearing organizations	14,735
Other	6,345
	$ 138,572

6. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

(Dollars in Thousands)

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2012.

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly in active markets.

- Level 3 – Inputs are unobservable inputs for assets or liabilities and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(Dollars in Thousands)

7. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
Corporate debt securities	$ –	$176,375	$ –	$176,375
Commercial paper	–	24,581	–	24,581
Equity securities	–	280	–	280
Structured products	–	29,178	–	29,178
	–	230,414	–	230,414
Foreign currency forward contact	$ –	$ 1,379	$ –	$
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 16,425	$ –	$ –	$ 16,425
Corporate debt securities	–	75,157	–	75,157
	$ 16,425	$ 75,157	$ –	$ 91,582

8. Securities Received as Collateral

At December 31, 2012, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2012 is $13,795,416. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2012, $69,265 of the above collateral has been delivered against securities sold short or re-pledged in securities lending transactions by the Company.

(Dollars in Thousands)

9. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to noncustomers represent amounts due from and to Crédit Agricole S.A. in connection with its proprietary trading activities.

As of December 31, 2012, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash at bank	$ 19,478
Financial instruments owned, at fair value	64,199
Securities purchased under agreements to resell	393,979
Securities borrowed	17,368
Receivables from brokers, dealers and clearing organizations	99,632
Receivables from customers	2,904
Receivables from non-customers	1,384
Other assets	8,783
Total	$ 607,727
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	$ 4,186
Securities sold under agreements to repurchase	12,140,776
Payables to brokers, dealers and clearing organizations	97,365
Payables to customers	500
Payables to non-customers	2,636
Other liabilities and accrued expenses	2,254
Total	$ 12,247,717
Liabilities subordinated to claims of general creditors	$ 360,000

The Company lends and borrows funds to/from affiliated companies through reverse repurchase agreements, deposits, repurchase agreements and loans based upon prevailing interest rates.

(Dollars in Thousands)

9. Related Party Transactions (continued)

The Company loans securities to affiliates through its matched book securities lending and borrowing business. The Company also assists in financing an affiliate's inventory through securities lending to third parties and receives a fee for acting as agent.

The Company has two subordinated loans with its Parent in the amount of $360,000.

As of December 31, 2012, the Company had pledged $423,019 of securities to an affiliate to support a secured overnight facility. At December 31, 2012, the Company had no draw downs of this facility.

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent.

As of December 31, 2012, the Company has a net deferred tax asset of $23,877, which is included within other assets in the consolidated statement of financial condition. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income. The 2012 net increase to the deferred tax asset balance is $3,129. Such change was principally the result of an increase in pension liability, partially offset by a decrease in deferred compensation and 2011 return to provision adjustments.

The Company did not record a valuation allowance for the total deferred tax asset at December 31, 2012, as none was required.

As of and during the year ended December 31, 2012, the Company did not have any liabilities, interest, or penalties related to uncertain tax positions. As of December 31, 2012, the Company's tax years for 2008, 2009, 2010, 2011 and 2012 are subject to examination by tax authorities. Certain state returns may remain open an additional year depending on the jurisdiction.

11. Commitments and Contingencies

The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

(Dollars in Thousands)

11. Commitments and Contingencies (continued)

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan, Calyon Americas ("CA") qualified and nonqualified retirement plan (the "Plan") which covers full-time employees of the Company, between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen and the average salary and service was capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $14,447 at December 31, 2012 is recognized in the accompanying consolidated statement of financial condition in other liabilities.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan and funded status for the Plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2012:

	Qualified Plan	Non-Qualified Plans
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2012	$ 29,060	$ 2,431
Service cost	–	–
Interest cost	1,288	109
Actuarial gain	2,719	207
Benefits paid	(445)	(155)
Benefit obligation, December 31, 2012	$ 32,622	$ 2,592
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2012	$ 16,128	$ –
Actual return on assets	2,166	–
Employer contribution	2,918	155
Benefits paid	(445)	(155)
Fair value of plan assets as of December 31, 2012	20,767	–
Unfunded status as of December 31, 2012	$ 11,855	$ 2,592

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	4.10%	4.10%
Expected return on plan assets	7.00	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/12	12/31/12

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity	$ 10,642	51.3
Debt	8,436	40.6
Other	1,689	8.1
Total pension plan assets	$ 20,767	100%

The strategic target of Pension Plan asset allocations is as follows:

	Target Asset Allocation
Debt securities	50%
Equity securities	40%
Other	10%

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end as reported in an active market, and thus, fall under Level 1 of fair value measurement.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Pension Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities as well as the Company's actual target asset allocation and given the current environment, the reasonable range for the expected return on assets is 7%.

At December 31, 2012, future plan benefits expected to be paid through 2022 are as follows:

	Qualified Plan	Non-Qualified Plans
2013	$ 544	$ 157
2014	650	166
2015	693	99
2016	716	88
2017	729	86
2018 – 2022	4,477	381
	$ 7,809	$ 977

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of the salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. Company match portion is subject to a vesting schedule.

(Dollars in Thousands)

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2012, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2013	$ 200,000
Subordinated loan with Parent, due December 31, 2013	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. Both loans mature in 2013 and bear interest at LIBOR plus 90 basis points which resets every six months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

14. Off-Balance Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2012, the fair value of foreign currency forward contracts outstanding is $1,379, which the net exposure is included in other assets.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

(Dollars in Thousands)

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $1,000. At December 31, 2012, the Company had net capital of $364,771 which was 649% of aggregate debit items and $363,271 in excess of required net capital of $1,500.

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2012, the Company's most significant concentration of credit risk was with affiliated companies.

17. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2012, through the date the consolidated statement of financial condition was available to be issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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